FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                              For the month of March


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.







Media Information


                                2 March 2007


    BG India signs Production Sharing Contract for Krishna - Godavari
                               (KG) Basin Block


BG Exploration and Production India Limited (BGEPIL) and Oil and Natural Gas Corporation Limited (ONGC) today signed a Production Sharing Contract (PSC) with the Government of India for Block KG-OSN-2004/1, which was awarded in the recent NELP VI licensing round.


BGEPIL has a 45 percent interest in the block along with partner ONGC, which holds a 55 percent interest and operatorship.


Managing Director, BG India, William Adamson said, "This award adds to our current portfolio of upstream assets and marks the beginning of BG India's diversification into a new and growing hydrocarbon region on the east coast. The Krishna Godavari Basin is an important gas province and, along with ONGC, we look forward to participating in its development."


The shallow water block, which covers an area of approximately 1150 square kilometres, is located in the Krishna - Godavari basin off the east coast of India.



 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2005. The
Company does not undertake any obligation to update publicly, or revise, forward looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.




Notes to Editors:

BG India is part of BG Group plc, a global natural gas business with activities on five continents in 25 countries. BG Group operates four business segments worldwide - Exploration & Production, Liquefied Natural Gas, Transmission & Distribution and Power. BG India is responsible for managing and developing the upstream and downstream interests of BG Group in India. It is the largest investing foreign company in the Indian oil and gas sector having invested approximately US$900 million to date.


BG Exploration & Production India Limited (BGEPIL), has a 30% interest in the joint venture that jointly operates the offshore Panna/ Mukta and Tapti fields
(PMT). BG Group has a 65.12% controlling stake in Gujarat Gas Company Limited
(GGCL), India's largest private natural gas distribution and transmission company, which supplies natural gas to industrial, commercial and domestic customers and CNG vehicles in the cities of Ankleshwar, Bharuch and Surat in south Gujarat. Mahanagar Gas Ltd (MGL) is an equal joint venture owned by BG and GAIL (49.75% equity stake each) that distributes natural gas and CNG in Mumbai, Thane and Mira-Bhayander.


Contacts

Communications                                              +44 (0) 118 929 3717

Out of hours media mobile:                                  +44 (0) 791 718 5707

Investor Relations            Chris Lloyd/Helen Parris/
                              Siobhan Andrews               +44 (0) 118 929 3025


Website: www.bg-group.com





                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 2 March 2007                            By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary